October 29, 2010

John J. Harrington
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Ace Consulting Management, Inc. Registration Statement on Form S-1/A Filed October 14, 2010 File No. 333-169424

Dear Mr. Harrington:

We represent Ace Consulting Management, Inc. (“Ace Consulting” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 20, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed on October 14, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Description of Business, page 12

1.
We note your responses to comments five and six in our letter dated October 5, 2010.  We continue to believe that this section should be substantially revised to clearly explain to investors in concrete terms what your specific business plans are and the specific actions you have taken to date, and intend to take in the future, to execute these plans.  For each planned business, it should be clear what specific resources and relationships are in place to enable you to offer the proposed services.  It should also be clear what specific experiences of your company and/or your management are relevant to your ability to provide the proposed services.

Answer: The Company has revised the description of business to provide concrete details of its specific business plans.

2.
We note your references to your cooperating partners on the bottom of page 12.  Please provide more information about the material terms of your relationship with each of these partners and describe the nature of the obligations that each of these partners have to you.  File all material agreements with these partners as exhibits to the registration statement.

Answer: The Company has included agreements reached with its cooperating partners as exhibits.

3.
In the “Our Challenges” section at the top of page 14, you reference the possibility that the Chinese government could determine that your operating structure or business operations do not comply with regulations.  Please explain your operating structure and how it complies with Chinese restrictions on foreign investment.  Also disclose the restrictions on foreign investment in your industry.   Finally, describe the Chinese regulations on consultancy services, how they impact your planned businesses, and what business licenses you have obtained to date.

Answer: The disclosure has been removed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 15

4.
We refer to your response to comment nine from our letter dated October 5, 2010. We note your disclosure that the stock compensation was provided to individuals who provided advisory services since inception.  Since you expensed the entire amount during the six months ended June 30, 2010, please confirm if true that the stock compensation expense relates to services provided for the six months ended June 30, 2010 and not to prior periods.

Answer: Our prior response was in fact incorrect. We confirm that the stock compensation expense relates to services provided for the six months ended June 30, 2010 and not to prior periods.

5.	Please disclose the individuals who assisted you since inception and explain the services they performed in exchange for the $1,415,500 in stock compensation.

Answer: The following individuals received stock compensation:

Gary A. Tickel
Chi Ming Chen
Nancy Lee
Yan Li
Lei Fei Chen
Alex Jen
Shu Chyn Suen

These individuals were issued stock for services performed which included performing due diligence on potential business partners, preliminary audit and financial work, assist in developing business plan and traveling on behalf of the Company.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin_____
       GREGG E. JACLIN